COBHAM

Cobham plc, Brook Road
Wimborne, Dorset, BH21 2BJ, UK
Tel: +44 (0)1202 882020 • Fax: +44 (0)1202 840523
www.cobham.com

2007 NOV 15 A 11:44

Our ref: L/COB/88.2/20711

9th November 2007



Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street NE
Washington
DC 20549, USA

SUPPL

PROCESSED
NOV 19 2007
THOMSON
FINANCIAL

Dear Sirs

Securities Exchange Act 1934 Rule 12g3-2(b)
Issuer: Cobham plc
File no: 8234923

We enclose the following copy documents as required pursuant to the above-referenced rule:

1. Notice of allotment of shares or securities on Form 88(2) dated 6 November 2007.
2. General Purposes Committee resolutions allotting securities dated 6 November 2007.
3. Stock Exchange announcement dated 1 November 2007 relating to total voting rights.
4. Stock Exchange announcement dated 9 November 2007 relating to holding(s) in company.

If you have any questions or comments, please contact me at +44 (0)1202 857552.

Yours faithfully
for Cobham plc

J M Pope
Company Secretary/Solicitor

dw 11/16

SECRETARIAT

Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	06	11	2007			

Class of shares *(ordinary or preference etc)*	Ordinary 2.5p, £,		
Number allotted	16,123		
Nominal value of each share	£ 0.025		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.025		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

File No. 8234923

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING	Class of shares allotted	Number allotted
Address:	Ordinary 2.5p, £,	16,123
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed J M POPE Date 6/11/07

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE,
DORSET, BH21 2BJ
Tel 01202 882020
DX number DX exchange

COBHAM PLC

Minutes of a meeting of the General Purposes Committee
held at Cobham plc,
Brook Road, Wimborne, Dorset BH21 2BJ
On 6th November 2007

Present:	A E Cook	-	Chairman
	W G Tucker		
In attendance:	J M Pope	-	Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participant(s) listed on the share-save closure schedule received from the Yorkshire Building Society dated 31st October 2007, had given notice to the company (such notice being accompanied by the appropriate subscription price of £19,120.68) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedules.

1.2 It was resolved that a total of 16,123 new ordinary shares of 2.5p nominal value each be allotted to the said participant(s) in accordance with the particulars set out in the closure schedule dated 31st October 2007 and that such shares to rank pari passu with the existing ordinary shares of 2.5p each.

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares;

1.3.3 to retain a record of closure details relating to this transaction.

2. There being no further business the meeting closed.



....
Chairman



Company	Cobham PLC
TIDM	COB
Headline	Total Voting Rights
Released	11:55 01-Nov-07
Number	8286G

RNS Number:8286G
Cobham PLC
01 November 2007

Cobham plc - total voting rights

In accordance with the Transparency Directive's provisions, the company advises that as at the date of this announcement it has:

Ordinary shares

- 1,134,899,759 ordinary shares of 2.5p nominal value each with voting rights admitted to trading. No ordinary shares are held in treasury. The total number of voting rights in respect of the ordinary shares is 1,134,899,759.

Preference shares

- 19,700 preference shares of £1 nominal value each with voting rights admitted to trading. No preference shares are held in treasury. The total number of voting rights in respect of the preference shares is 19,700.

The above figures may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, Cobham plc under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

END



Company	Cobham PLC
TIDM	COB
Headline	Holding(s) in Company
Released	10:28 09-Nov-07
Number	3622H

RNS Number:3622H
Cobham PLC
09 November 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

COBHAM PLC

2. Reason for the notification (please state Yes/No): ( )

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

3. Full name of person(s) subject to the notification obligation (iii):

AVIVA PLC & ITS SUBSIDIARIES

4. Full name of shareholder(s) (if different from 3.) (iv):

REGISTERED HOLDER:

BNY NORWICH UNION NOMINEES LIMITED	12,472,117*
BT GLOBENET NOMINEES LIMITED	3,720*
CHASE GA GROUP NOMINEES LIMITED	30,546,492*
CHASE NOMINEES LIMITED	3,224,247*
CUIM NOMINEES LIMITED	10,268,246*
VIDACOS NOMINEES LIMITED	187,979*

* DENOTES DIRECT INTEREST

CHASE NOMINEES LIMITED	2,819,040
CUIM NOMINEE LIMITED	1,796,688

VIDACOS NOMINEES LIMITED 514,549

5. Date of the transaction and date on which the threshold is crossed or reached if different) (v):

07 NOVEMBER 2007

6. Date on which issuer notified:

08 NOVEMBER 2007

7. Threshold(s) that is/are crossed or reached:

5% TO 4% CHANGE AT DIRECT INTEREST LEVEL

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
ORDINARY SHARES GB00B07KD360	61,935,662	61,935,662

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
ORDINARY SHARES GB00B07KD360	56,702,801	56,702,801	5,130,277	4.99%	0.45%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
		N/A		

Total (A+B) Number of voting rights	% of voting rights
61,833,078	5.44%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

SEE SECTION 4

Proxy Voting:

10. Name of the proxy holder:

SEE SECTION 4

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

FIGURES ARE BASED ON A TOTAL NUMBER OF VOTING RIGHTS OF 1,134,899,759

14. Contact name:

NEIL WHITTAKER

15. Contact telephone number:

01603 684420

END

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